Shareholder meeting results (Unaudited)
April 27, 2018  annual meeting
At the meeting, a proposal to fix the
number of Trustees at 12 was approved as follows:

Votes for   Votes against   Abstentions
 45,195,014   805,515      526,641

At the meeting, each of the nominees for Trustee was elected as follows:

                Votes for   Votes withheld
Liaquat Ahamed   45,252,903	 1,274,276
Ravi Akhoury     45,244,911	 1,282,267
Barbara M. Baumann 45,393,915 	 1,133,263
Jameson A. Baxter  45,284,448 	 1,242,731
Katinka Domotorffy 45,295,234 	 1,231,945
Catharine Bond Hill  45,274,469  1,252,709
Paul L. Joskow      45,329,490 	 1,197,689
Kenneth R. Leibler  45,354,651 	 1,172,527
Robert E. Patterson 45,292,081 	 1,235,097
George Putnam, III  45,349,200	 1,177,978
Robert L. Reynolds 45,371,070	 1,156,108
Manoj P. Singh     45,236,218	 1,290,960




All tabulations are rounded to the nearest whole number.